Filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Mortgage Opportunity Term Fund

Commission File No. 811-22329

Nuveen Mortgage Opportunity Term Fund 2

Commission File No. 811-22374

Contact:
Name Kristyna Munoz
Phone 254-644-1615
Email Kristyna.munoz@nuveen.com

Nuveen Mortgage Closed-End Funds Announce Proposed Merger and 100 Percent Tender Offer

NEW YORK, February 28, 2019 – The Board of Trustees of Nuveen Mortgage Opportunity Term Fund (NYSE: JLS) and Nuveen Mortgage Opportunity Term Fund 2 (NYSE: JMT), in light of the upcoming scheduled termination of each fund, have approved a proposal that will allow shareholders to either continue their investment through a merger with a new fund or receive NAV through a 100 percent tender offer. The proposal is intended to give shareholders the opportunity to maintain their exposure to securitized credit, an important building block of diversified income portfolios due to attractive yields and low correlations relative to traditional assets classes.

JLS and JMT are term funds that are scheduled to return the current net asset value to shareholders on November 30, 2019 and February 28, 2020, respectively. As part of the proposal, shareholders will be asked to vote on a merger of their fund with a new fund, Nuveen Mortgage and Income Fund. If the mergers are approved, each fund will conduct a tender offer for up to 100 percent of its outstanding shares at NAV. If combined managed assets of the funds following the tender offers would be $100 million or greater, the mergers will occur. If combined managed assets after the tender offers would be less than $100 million, the mergers will not occur and the tender offers will be cancelled with no common shares repurchased. Instead JLS and JMT will proceed to terminate as scheduled.

The Nuveen Mortgage and Income Fund will be a fund with no set termination date with an investment objective to generate high current income through opportunistic investments in securitized credit. The new fund will invest at least 65 percent of its managed assets in mortgage securities, including commercial mortgage-backed securities and residential mortgage-backed securities and up to 35 percent in non-mortgage related asset backed securities.

More information on the proposal will be contained in proxy materials expected to be filed in the near future.

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments;

•	the ability to satisfy conditions to the proposed mergers;

•	the number of shares tendered in response to each fund’s tender offer; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen Fund Advisers and Nuveen affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at http://www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

IMPORTANT INFORMATION

In connection with the merger proposal discussed herein, the funds expect to file with the SEC solicitation materials in the form of a proxy statements and/or a joint proxy statement/prospectus that will be included in a registration statement on Form N-14, as applicable. Investors are urged to read the solicitation materials and any other relevant documents when they become available because they will contain important information about the merger proposal. After they are filed, free copies of the solicitation materials will be available on the SEC’s web site at www.sec.gov.

This communication is not a solicitation of a proxy from any fund shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. However, the funds, Nuveen Fund Advisers and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the merger proposal discussed herein. Information about the trustees and officers of the funds may be found in their respective annual reports previously filed with the SEC.

The tender offers referred to herein have not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Each tender offer will be made only through an offer to purchase and other related materials that will be made available to JLS and JMT shareholders and filed with the SEC when the tender offer commences. Shareholders and other investors are urged to read the tender offer statement, the offer to purchase and the other related materials when they become available because they will contain important information. After they are filed, free copies of these materials will be available on the SEC’s web site at www.sec.gov.

Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Shares of closed-end funds are subject to investment risks, including the possible loss of principal invested. Past performance is no guarantee of future results. Closed-end funds frequently trade at a discount to their net asset value.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $930 billion in assets under management as of 12/31/18 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

The information contained on the Nuveen website is not a part of this press release.

Nuveen Securities, LLC, member FINRA and SIPC.

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